

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

December 19, 2016

Via E-Mail
Jason C.S. Chang
Chief Executive Officer
Advanced Semiconductor Engineering, Inc.
26 Chin Third Road
Nantze Export Processing Zone
Nantze, Kaohsiung, Taiwan
Republic of China

> **Re:**   **Advanced Semiconductor Engineering, Inc.**
> **Registration Statement on Form F-4**
> **Filed November 22, 2016**
> **File No. 333-214752**

Dear Mr. Chang:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Summary, page 1

1.   Except where a limited exception applies, a registrant must have a legal existence prior to the effectiveness of a registration statement under which the registrant seeks to register its securities. It does not appear that any exceptions to this requirement apply. As such, please amend to name a legally existing registrant. Likewise your legal opinion filed as Exhibit 5.1 must relate to securities of a legally existing registrant.

Unaudited Pro Forma Condensed Financial Statements, page 21

2.   Please tell us when you will provide the information missing from your pro forma financial statements.

Recommendation and Approval of the ASE Board and Reasons for the Share Exchange, page 36

3.   Please expand your disclosure here to explain what consideration, if any, the ASE Board gave to the history of prior litigation between ASE and SPIL and any negative implications thereof when it made its recommendation that the ASE shareholders vote "FOR" the approval of the Joint Share Exchange Agreement and related transactions.

Opinions of ASE's Independent Expert, page 39

4.   Please disclose who recommended the consideration to be paid in the proposed transaction. See Item 1015(b)(5) of Regulation M-A.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Michael Fay at (202) 551-3812 or Brian Cascio, Accounting Branch Chief at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Laurie Abbott at (202) 551-8071 or me at (202) 551-3528 with any other questions.

Sincerely,

/s/ Amanda Ravitz

Amanda Ravitz
Assistant Director
Office of Electronics and Machinery

cc: George R. Bason, Jr., Esq.
       Davis Polk & Wardwell LLP